Exhibit 2

From: Ajay Royan

Sent: Monday, April 25, 2022 12:12 PM

To: Phil Chase; Lauren Crockett; Terry McGuire; Marc Elia; Clive Meanwell; Chris Cox

Cc: Kadekar, Kiran; Brand, Richard

Subject: Re: Adagio nomination

Friends and colleagues,

As we discussed and agreed earlier today, Mithril has delivered notice of our intention to make an advisory, non-binding declassification proposal at the 2022 annual meeting of ADGI (in addition to nominating our three director nominees at the meeting).

This email is to memorialize our understanding and agreement reached earlier today that you will vote your shares in favor of the declassification proposal at the meeting.

*Please confirm your receipt of this message.*

Very best,

Ajay